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                              RYERSON TULL, INC.
                              ------------------

                                PROMISSORY NOTE

$293,800,000                                                       June __, 1996

     The undersigned, Ryerson Tull, Inc., a Delaware corporation (the "Company"), for value received, promises to pay to the order of Inland Steel Industries, Inc., a Delaware corporation ("ISI"), at its office in Chicago, Illinois on June __, 2001, the principal sum of Two Hundred Ninety Three Million Eight Hundred Thousand Dollars ($293,800,000), together with interest from the date hereof to maturity at the Prime Rate from time to time in effect on the principal amount remaining from time to time unpaid. Interest shall be payable semi-annually on the first day of each June and December, commencing December 1, 1996, and at maturity. This Note shall bear interest at the rate per annum equal to 1% in excess of the Prime Rate from time to time in effect (but in no event less than 1% in excess of the Prime Rate in effect at maturity) from maturity until paid, which interest after maturity shall be payable on demand. The "Prime Rate," for purposes of this Note, shall be a rate per annum then most recently publicly announced by Morgan Guaranty Trust Company of New York in New York City as its Prime Rate. Interest shall be computed on the basis of a year consisting of 365, or when appropriate 366, days.

     This Note may be prepaid, in whole or in part, at any time; provided, however, that partial prepayments shall be in a minimum amount of $5,000,000 or any larger multiple of $1,000,000 and shall include accrued interest thereon to the date of such prepayment.

     If (i) there is a default in the payment when due of any principal or interest on this Note, and such default shall continue for 10 days after notice from ISI to the Company, or (ii) the Company becomes insolvent or admits in writing its inability to pay its debts as they mature or applies for, consents to or acquiesces in the appointment of a trustee or receiver for it or any of its property, or any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law shall be instituted by or against the Company, and if instituted against it shall be consented to or acquiesced in by it or shall not be dismissed within a period of sixty (60) days, then and in either such event ISI may, at its option and without demand or notice of any kind, declare this Note to be due and payable, whereupon the unpaid principal of and accrued interest on this Note shall become immediately due and payable and ISI may exercise all rights and remedies available to it under applicable law. The Company agrees to pay all fees and expenses (including attorneys' fees and expenses) incurred by ISI in connection with any such default and any enforcement proceedings resulting therefrom.

     This Note evidences a portion of the proceeds of a dividend declared by the Company on June __, 1996 and payable to ISI on the date hereof.

     This Note shall be governed by the laws of the State of Illinois.

                                         RYERSON TULL, INC.



                                         By: ________________________________
                                         Its: _______________________________
Address:  2621 West 15th Place
          Chicago, Illinois 60608